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SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12B-25 NOTIFICATION OF LATE FILING

Commission File Number: 0-24413

(Check one):

☐ Form 10-K	☐ Form 10-KSB	☐ Form 11-K	☐ Form N-SAR
☐ Form 20-F	☒ Form 10-Q	☐ Form 10-QSB

FOR THE QUARTER ENDED AUGUST 31, 2002
☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

FOR THE TRANSITION PERIOD ENDED _____________________

        Read attached Instruction Sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant:	Troy Group, Inc.

Former name if applicable:	N/A

Address of principal executive office (street and number):	2331 South Pullman Street

City, State and Zip Code:	Santa Ana, California 92705

PART II
RULE 12b-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

        ☒    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        ☐    (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        ☐    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period:

        In the course of closing and relocating our Irvine, California and Boise, Idaho wireless manufacturing operations to our Wheeling, West Virginia facility, we conducted physical inventory counts and discovered certain physical inventory shortfalls, as well as other inventory adjustments totaling an estimated $1.5 million. We were unable to file our Quarterly Report on Form 10-Q for the quarter ended August 31, 2002 due to the additional time required to review the causes of our inventory shortfall and to determine if any of these adjustments require restatement of prior periods.

PART IV
OTHER INFORMATION

        (1)  Name and telephone number of person to contact in regard to this notification:

James W. Klingler (Name)	(949) 261-4624 (Area Code) (Telephone Number)

        (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s):

        ☒ Yes  ☐ No

        (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        ☐ Yes  ☒ No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURES

TROY GROUP, INC.
(NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 15, 2002	By:	/s/ PATRICK J. DIRK Patrick J. Dirk
	Its:	Chairman, President and Chief Executive Officer

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PART I REGISTRANT INFORMATION
PART II RULE 12b-25(B) AND (C)
PART III NARRATIVE
PART IV OTHER INFORMATION
SIGNATURES